

2/22/2005



05035625

S
COMMISSION
1549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......12.00	

RECEIVED

FEB 1 6 2005

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28646

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2004__ AND ENDING __DECEMBER 31, 2004__

                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FREIMARK BLAIR & COMPANY, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

__48 SOUTH FRANKLIN TURNPIKE__
(No. and Street)

__RAMSEY__   __NEW JERSEY__   __07446__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__A. RICHARD BLAIR__   __(843) 237 3870__
                                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__HAROLD T. COPPLA, JR., CPA__
(Name – *if individual, state last, first, middle name*)

__552 FRANKLIN AVENUE__   __NUTLEY__   __NEW JERSEY__   __07110__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 2 3 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __A. RICHARD BLAIR__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __FREIMARK BLAIR & COMPANY, INC.__ , as of __DECEMBER 31__ , 20 __04__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: DONALD H. FREIMARK, CHAIRMAN OF FREIMARK BLAIR & CO. INC. IS A MINORITY LIMITED PARTNER IN SHORT TERM EQUITY FUND, LP AND FREE MARKET CAPITAL, WHICH HAS GLOBAL ASSESSMENTS AS THE SOLE GENERAL PARTNER, ONE HUNDRED PERCENT (100%) OWNED BY MR. FREIMARK'S WIFE, LUCILLA AMATO. MR. FREIMARK IS CHAIRMAN OF THE BOARD OF DIRECTORS OF GLOBAL ASSESSMENTS. DONALD H. FREIMARK IS CHAIRMAN OF TRANS-NATIONAL RESEARCH CORP. MR. FREIMARK'S WIFE, LUCILLE AMATO IS ONE HUNDRED PERCENT (100) OWNER OF TRANS-NATIONAL RESEARCH CORP.

_____
Signature

-PRESIDENT
Title

_____
Notary Public   exp 4/10/05

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FREIMARK BLAIR & COMPANY, INC.

FINANCIAL REPORT

DECEMBER 31,2004

Harold T. Coppla, Jr.
CERTIFIED PUBLIC ACCOUNTANT
552 FRANKLIN AVENUE
NUTLEY, NJ 07110
(973) 667-7172

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Freimark Blair & Company,Inc.
Ramsey, New Jersey

I have audited the accompanying statement of financial condition of Freimark Blair & Company, Inc. as of December 31,2004 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Freimark Blair & Company, Inc. as of December 31,2004, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

-1-

INDEPENDENT AUDITOR'S REPORT CONTINUED

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their pro-portionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

My audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harold T. Coppla,Jr.
Nutley, New Jersey

February 6,2005

FRIEMARK BLAIR & COMPANY,INC.
STATEMENT OF FINANCIAL CONDITION
December 31,2004

ASSETS

Cash and cash equivalents	$470,637
Receivable from brokers	2,940
Securities owned (Note 3):	
Marketable (net)	1,735,613
Not readily marketable	15,300
Other assets	103,385
	$2,327,875

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	263,684
	263,684
Stockholders' equity	
Class A voting common stock,no par value authorized 2,000 shares; issued and outstanding 1,000 shares	$50,000
Class B nonvoting common stock,no par value,authorized 400 shares; issued and outstanding 25 shares	2,500
Preferred stock,5% noncumulative,$1,000 par value;authorized 100 shares;issued none	--
Retained earnings	5,472,002
Dividends	(1,459,308)
Less:treasury stock	(114,646)
Less:subchapter s-corp.distributions	(1,886,357)
Total stockholders' equity	2,064,191
	$2,327,875

See Notes to Financial Statements.

FREIMARK BLAIR AND COMPANY,INC.
STATEMENT OF INCOME
Year Ended December 31,2004

Revenue:	
Commissions	$3,008,913
Gains and losses on principal transactions	733,255
Interest and dividends	160,557
Other	43,454
Unrealized gains and losses	2,774
Realized gain on marketable securities	13,111
	$3,962,064
Expenses:	
Employee compensation	1,711,600
Floor brokerage	112,660
Communications	8,681
Occupancy	15,100
Research expense (Note 4)	1,568,735
Other operating	357,545
	3,774,321
Income before income taxes	187,743
Income taxes	14,600
Net income	$173,143

See Notes to Financial Statements.

FREIMARK BLAIR & COMPANY,INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31,2004

	BEGINNING BALANCE	OTHER	NET INCOME	ENDING BALANCE
CLASS A COMMON STOCK	$50,000	0	0	$50,000
CLASS B COMMON STOCK	$2,500	0	0	$2,500
PREFERRED STOCK	$0	0	0	$0
TREASURY STOCK	($114,646)	0	0	($114,646)
SUBCHAPTER-S DISTRIBUTIONS	($1,886,357)	0	0	($1,886,357)
DIVIDENDS	(1,000,000)	(459,308)	0	(1,459,308)
RETAINED EARNINGS	$5,298,859	0	173,143	$5,472,002
STOCKHOLDERS' EQUITY	$2,350,356	($459,308)	$173,143	$2,064,191

See Notes to Financial Statements.

FREIMARK BLAIR & COMPANY, INC.
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:

Cash and cash equivalents includes demand
deposits with banks and certificates of dep-
osit with maturities of three months or less

Security Valuation:

Transactions in securities in trading and
investment accounts, for which market
quotations are readily available, are carried
at quoted market and are recorded on a settlement date basis.

Revenue Recognition:

Commission revenue is recorded on a settlement
date basis, generally three business days after
trade date.

NOTE 2 - CUSTOMER TRANSACTIONS

The company clears its customer's securities
transactions through Broadcort Correspondent
Clearing and Refco Securities
on a fully disclosed basis. Broadcort and
Refco reflect all such transactions on their books
and records them in accounts they carry in the rame
of such customers. Accordingly, the company does not
hold funds or securities for, or owe funds or
securities to, its customers. The Company is
currently exempt from the requirements to
maintain a "Special Reserve Account for the
Exclusive Benefit of Customers" under provision
of SEC Rule 15c3-3 based on Paragraph K(2) (b)
of the rule.

-5-

FREIMARK BLAIR & COMPANY,INC.
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31,2004

NOTE 3 - SECURITIES OWNED

Marketable securities owned consist of securities
at quoted market values, as illustrated below:

CORPORATE STOCKS	7,542
BONDS	1,728,071

	$1,735,613
	==========

Securities not readily marketable include
investment securities (a) for which there is no
market on a securities exchange or no independent
publicly quoted market, (b) that cannot be
publicly offered or sold unless registration has
been effected under the Securities Act of 1933.

NOTE 4 - RELATED PARTY TRANSACTION

For the year ended December 31,2004,the company
paid for research services, to a firm in which the
stockholders of this company maintain a con-
trolling interest. At December 31,2004, $130,000
of such expenses were included in accounts payable and accrued expenses.

NOTE 5 - MONEY PURCHASE PENSION PLAN

The Company has a money-purchase pension plan.
For the year ended December 31,2004,the company
will contribute a total of $54,572.

FREIMARK BLAIR & COMPANY,INC.
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31,2004

NOTE 6 - NET CAPITAL

The Company is subject to the net capital rule
of the Securities and Exchange Commisssion.
This rule prohibits a broker-dealer from engaging
in securities transactions when it's aggregated
indebtedness exceeds 15 times its net capital as
those terms are defined in the rule. As of
December 31,2004,the Company had net capital of
$1,908,714 which was $1,808,714 in excess of
its required net capital. The Company's net capital ratio was .14 to 1.

FREIMARK BLAIR & COMPANY,INC.
STATEMENT OF CASH FLOWS
Year Ended December 31,2004

CASH FLOWS FROM OPERATING ACTIVITIES
   Net income $173,143
   Change in assets and liabilities:
     Decrease in receivable from broker   120,255
     Decrease in securities owned   278,541
     Increase in other assets   (90,601)
     Decrease in accounts payable and
       accrued expenses   (6,371)

             Net cash generated/ (used) by
             operating activities $474,967

   Increase in dividends   (459,308)

             Net increase/ (decrease) in
             cash and cash equivalents   15,659

Cash and cash equivalents:
   Beginning   454,978

   Ending $470,637

See Notes to Financial statements.

-8-

FREIMARK BLAIR & COMPANY, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2004

Total stockholders' equity from statement of financial condition	$2,064,191
Deductions: Total nonallowable assets	0
Net capital before haircuts on securities	2,064,191
Haircuts on securities owned	155,477
Net capital	$1,908,714
Aggregate indebtedness: Accounts payable and accrued expenses	$263,683

Computation of basic net capital requirement:
  Minimum net capital required (greater of
    $100,000 or 6-2/3% of aggregate indebtedness $100,000

Net capital in excess of minimum requirement $1,808,714

Ratio of aggregate indebtedness to net capital   .14 to 1

Reconciliation with Company's computation
 (included in Part IIA of Form X-17A-5
 as of December 31, 1997):

Net capital as reported in Company's
    Part IIA Focus Report $1,908,714

Net audit adjustments   0
                                                        $1,908,714

FREIMARK, BLAIR & COMPANY, INC.
STATEMENT PURSUANT TO RULE 15C3-3
DECEMBER 31,2004

SCHEDULE II

As more fully described in note 2 of the Notes to Financial
Statements, the Company clears all securities transactions
on a fully disclosed basis and does not hold funds or
securities of customers. Accordingly, the Company is exempt
from the requirements to maintain a "Special Reserve Account
for the Exclusive Benefit of Customers" under provisions
of SEC rule 15c3-3 based on Paragraph K(2) (B) of the rule.

STATEMENT REGARDING LIABILITIES SUBORDINATED TO CLAIMS
OF GENERAL CREDITORS

DECEMBER 31,2004

The Company did not have any liabilities subordinated to
claims of general creditors during the year ended December
31,2004.

FREIMARK,BLAIR & COMPANY,INC.

STATEMENT OF FINANCIAL CONDITION

AND

INDEPENDENT AUDITOR'S REPORT ON

INTERNAL ACCOUNTING CONTROL

DECEMBER 31,2004

CONTENTS

	PAGE
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENT	
Statement of Financial Condition	2
Notes to Financial Statement	3-4
INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL	5-6

Harold T. Coppla, Jr.
CERTIFIED PUBLIC ACCOUNTANT
552 FRANKLIN AVENUE
NUTLEY, NJ 07110
(973) 667-7172

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Freimark Blair & Company, Inc.
Ramsey, New Jersey

I have audited the accompanying statement of financial
condition of Freimark Blair & Company, Inc. as of December
31, 2004 and the related statements of income, changes in
stockholder's equity and cash flows for the year then ended.
These financial statements are the responsibility of the
Company's management. My responsibility is to express an
opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted
auditing standards. Those standards require that we plan and
perform the audit to obtain reasonable assurance about
whether the financial statements are free of material
misstatement. An audit also includes assessing the accounting principles used and significant estimates made by
management, as well as evaluating the overall financial
statement presentation. I believe that our audit provides a
reasonable basis for our opinion.

In my opinion, the financial statements referred to above
present fairly, in all material respects, the financial
position of Freimark Blair & Company, Inc. as of December
31, 2004, and the results of its operations and cash flows
for the year then ended, in conformity with generally
accepted accounting principles.

INDEPENDENT AUDITOR'S REPORT CONTINUED

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their pro-portionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

My audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harold T. Coppla,Jr.
Nutley, New Jersey

February 6,2005

FRIEMARK BLAIR & COMPANY,INC.
STATEMENT OF FINANCIAL CONDITION
December 31,2004

ASSETS

Cash and cash equivalents	$470,637
Receivable from brokers	2,940
Securities owned (Note 3):	
Marketable (net)	1,735,613
Not readily marketable	15,300
Other assets	103,385
	$2,327,875

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	263,684
	263,684

Stockholders' equity	
Class A voting common stock,no par value authorized 2,000 shares; issued and outstanding 1,000 shares	$50,000
Class B nonvoting common stock,no par value,authorized 400 shares; issued and outstanding 25 shares	2,500
Preferred stock,5% noncumulative,$1,000 par value;authorized 100 shares;issued none	--
Retained earnings	5,472,002
Dividends	(1,459,308)
Less:treasury stock	(114,646)
Less:subchapter s-corp.distributions	(1,886,357)
Total stockholders' equity	2,064,191
	$2,327,875

See Notes to Financial Statements.

FREIMARK BLAIR & COMPANY, INC.
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:

Cash and cash equivalents includes demand
deposits with banks and certificates of dep-
osit with maturities of three months or less

Security Valuation:

Transactions in securities in trading and
investment accounts, for which market
quotations are readily available, are carried
at quoted market and are recorded on a settlement date basis.

Revenue Recognition:

Commission revenue is recorded on a settlement
date basis, generally three business days after
trade date.

NOTE 2 - CUSTOMER TRANSACTIONS

The company clears its customer's securities
transactions through Broadcort Correspondent
Clearing and Refco Securities
on a fully disclosed basis. Broadcort and
Refco reflect all such transactions on their books
and records them in accounts they carry in the name
of such customers. Accordingly, the company does not
hold funds or securities for, or owe funds or
securities to, its customers. The Company is
currently exempt from the requirements to
maintain a "Special Reserve Account for the
Exclusive Benefit of Customers" under provision
of SEC Rule 15c3-3 based on Paragraph K(2) (b)
of the rule.

FREIMARK BLAIR & COMPANY,INC.
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31,2004

NOTE 3 - SECURITIES OWNED

Marketable securities owned consist of securities
at quoted market values, as illustrated below:

CORPORATE STOCKS	7,542
BONDS	1,728,071

	$1,735,613
	==========

Securities not readily marketable include
investment securities (a) for which there is no
market on a securities exchange or no independent
publicly quoted market, (b) that cannot be
publicly offered or sold unless registration has
been effected under the Securities Act of 1933.

NOTE 4 - RELATED PARTY TRANSACTION

For the year ended December 31,2004,the company
paid for research services, to a firm in which the
stockholders of this company maintain a con-
trolling interest. At December 31,2004, $130,000
of such expenses were included in accounts payable and accrued expenses.

NOTE 5 - MONEY PURCHASE PENSION PLAN

The Company has a money-purchase pension plan.
For the year ended December 31,2004,the company
will contribute a total of $54,572.

FREIMARK BLAIR & COMPANY,INC.
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31,2004

NOTE 6 - NET CAPITAL

The Company is subject to the net capital rule
of the Securities and Exchange Commisssion.
This rule prohibits a broker-dealer from engaging
in securities transactions when it's aggregated
indebtedness exceeds 15 times its net capital as
those terms are defined in the rule. As of
December 31,2004,the Company had net capital of
$1,908,714 which was $1,808,714 in excess of
its required net capital. The Company's net capital ratio was .14 to 1.

Harold T. Coppla, Jr.
CERTIFIED PUBLIC ACCOUNTANT
552 FRANKLIN AVENUE
NUTLEY, NJ 07110
(973) 667-7172

To the Board of Directors
Freimark, Blair & Company, Inc.
Ramsey, New Jersey

In planning and performing my audit of the financial
statements of Freimark, Blair & Company, Inc. for the year
ended December 31, 2004, I considered its internal control
structures, including procedures for safeguarding securities
in order to determine my auditing procedures for the
purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control
structure.

I also made a study of the practices and procedures
followed by the Company in making periodic computation of
aggregate indebtedness and net capital under Rule 17a3
(a) (11) and the procedures for determining compliance
with the exemptive provisions of Rule 15c3-3. At December
31, 2004, the Company was in compliance with the conditions of the exemption, and no facts came to my attention
that would indicate that such conditions had not been
complied with during the year. I did not review the practices and procedurea followed by the Company (i) in making
the quarterly securities examinations, counts, verifications
and comparisons, and the recordation of differences required
by Rule 17a-13 or (ii) in complying with the requirements
for prompt payment of securities of Section 8 of Reg-
ulation T of the Board of Governors of the Federal Reserve
System, because the Company does not carry security accounts
for customers or perform custodial functions relating to
customer securities.

The management of the Company is responsible for estab-
lishing and maintaining an internal control structure and
the practices and procedures referred to in the preceding
paragraph. In fulfilling this responsibility, estimates and
judgements by management are required to assess the expected
benefits and related costs of internal control structure
policies and procedures and of the practices and procedures
referred to in the preceding paragraph and to assess
whether those practices and procedures can be expected to
achieve the Commission's above mentioned objectives. Two
of the objectives of an internal control structure and the
practices and procedures are to provide management with
reasonable, but not absolute, assurance that assets for which
the Company has responsibility are safeguarded against

loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17(a)-5-(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes based on this understanding and on my study, I believe that the company's practices and procedures were adequate at December 31, 2004, to meet the commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17-(a)-5-(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Harold T. Coyle

Nutley, New Jersey
February 6, 2005